JONES & KELLER, P.C.
1625 Broadway, Suite 1600
Denver, Colorado 80202

Telephone (303) 573-1600
Telecopier (303) 573-8133

October 22, 2009

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Natural Gas Services Group, Inc.
Definitive Proxy Filed April 27, 2009
File No. 1-31398

Gentlemen:

This letter is submitted on behalf of Natural Gas Services Group, Inc. (the “Company”) in response to the Staff’s verbal comment regarding disclosure contained in the Definitive Proxy Statement filed April 27, 2009.

Comment by the SEC Staff

On a supplemental basis, we request that the Company revise its Summary Compensation Table to provide disclosure regarding the election by the named officers to take a portion of their cash bonuses in stock options.

Response of the Company

As noted in the discussion of the Incentive Cash Bonus Program in the Proxy Statement, in early 2009, our Chief Executive Officer recommended and the Compensation Committee elected to issue a portion of the bonus for each executive officer by an award of stock options rather than cash.  The recommendation and election to pay out bonuses in this manner were made in order to link the interests of management with those of our stockholders.  Thus, in March 2009, our Board of Directors granted and issued the options disclosed on page 17 of the Proxy Statement.

Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
October 22, 2009

The options were not included in the Summary Compensation Table in the “Option Awards” column since that table is as of December 31, 2008, and as noted above, the options were not authorized and granted until March 2009.  However, the amount of cash bonus in the table was shown as the bonus amount net of the portion of the bonus taken in options.  In order to clarify the disclosure, to the extent that an election to take a portion of any earned cash bonuses in stock options is allowed by the Compensation Committee in future years, we propose to modify the Summary Compensation Table to show the gross amount of the bonus with related footnotes describing the fact that subsequent to the end of the year, an election to take a portion of the bonus in stock options was made.  As an example, we have reproduced our 2008 Summary Compensation Table below and indicated its proposed modifications in italicized bold for ease of review.

Summary Compensation Table
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (1) (f)		Non-Equity Incentive Plan Compensation (2) (g)		Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)	All Other Compensation ($)(3) (i)	Total ($) (j)

Stephen C. Taylor	2008	$271,250	-	−	$51,211	(4)	$116,875	(9)	−	$14,029	$453,365
Chairman,	2007	207,982	-	−	270,106	(5)	89,250		−	10,168	577,506
President and Chief	2006	173,615	−	−	216,000	(6)	87,500		−	8,994	486,109
Executive Officer

Earl R. Wait	2008	124,519	-	−	12,036	(7)	37,188	(10)	−	18,540	192,283
Vice President -	2007	112,500	-	−	12,023	(8)	33,469		−	19,766	177,758
Accounting	2006	100,769	−	−	-		39,375		−	18,490	158,634

Paul D. Hensley	2008	137,135	-	−	−		49,300	(11)	−	12,902	199,337
Director,	2007	130,500	-	−	−		43,078	(12)	−	12,582	186,160
Senior Vice President	2006	130,500	−	−	−		50,680	(13)	−	13,551	194,731
- Technology

James R. Hazlett	2008	124,615	-	−	−		37,188	(14)	−	11,761	173,564
Vice President-	2007	115,000	-	−	−		34,213		−	9,573	158,786
Technical Services	2006	105,615	−	−	−		40,250		−	7,723	153,588

(1)
The amounts in column (f) reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006, 2007 and 2008, in accordance with FAS 123(R), associated with stock option grants under our 1998 Stock Option Plan and the stock option grant to Mr. Taylor under his employment agreement and thus include amounts associated with grants made in 2007 and prior to 2007.  Assumptions used to calculate these amounts are included in footnote 10 to our audited consolidated financial statements for the fiscal year ended December 31, 2006, in footnote 9 to our audited consolidated financial statements for the fiscal year ended December 31, 2007 and in footnote 9 to our audited consolidated financial statements for the fiscal year ended December 31, 2008.

(2)
The amounts in column (g) reflect the cash bonus awards to the named executive officers under our Incentive Cash Bonus Program, which is discussed in further detail on page 16 under the caption “Short-Term Incentives – Incentive Cash Bonus Program.”

Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
October 22, 2009

(3)
The amounts shown in column (i) include matching contributions made by Natural Gas Services Group to each named executive officer under our 401(k) plan and the aggregate incremental cost to Natural Gas Services Group of perquisites provided to our named executive officers as follows:

Name	Year	Automobile Allowance	Personal Use of Company Provided Automobiles	Additional Incremental Portion of Health Insurance Premiums Paid for Officers Only	401(k) Plan	Total(a)

Stephen C. Taylor	2008	$-	$1,237	$1,051	$6,326	$14,029
	2007	-	1,237	956	5,690	10,168
	2006	-	4,566	927	1,766	8,994

Earl R. Wait	2008	8,654	−	3,185	4,212	18,540
	2007	9,000	−	4,727	3,564	19,766
	2006	9,000	−	4,581	2,909	18,490

Paul D. Hensley	2008	-	1,437	3,185	5,557	12,902
	2007	-	2,145	3,651	3,915	12,582
	2006	-	3,464	2,895	4,582	13,551

James R. Hazlett	2008	-	923	5,012	3,334	11,761
	2007	-	923	4,727	1,393	9,573
	2006	-	1,041	4,582	−	7,723
Total	2008	$8,654	$3,597	$12,433	$19,429	$57,232
	2007	9,000	4,305	14,061	14,562	52,089
	2006	9,000	9,071	12,985	9,257	48,758

(a)	The amounts reflected in this column include a nominal cash Christmas Bonus paid to each of the named executive officers in the fiscal years ended December 31, 2006, 2007 and 2008.

(4)
This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for 7,500 shares of common stock that vested on November 21, 2008 under the stock option granted to Mr. Taylor on November 21, 2006 under our 1998 Stock Option Plan.

(5)
This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), for 15,000 shares of common stock that vested on January 13, 2007 under the stock option granted to Mr. Taylor in August 2005 under his employment agreement and for 7,500 shares of common stock that vested on November 21, 2007 under the stock option granted to Mr. Taylor on November 21, 2006 under our 1998 Stock Option Plan.

(6)
This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), for 15,000 shares of common stock that vested on January 13, 2006 under the stock option granted to Mr. Taylor in August 2005 under his employment agreement.

(7)
This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for 1,666 shares of common stock that vested on November 21, 2008 under the stock option granted to Mr. Wait on November 21, 2006 under our 1998 Stock Option Plan.

Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
October 22, 2009

(8)
This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), for 1,666 shares of common stock that vested on November 21, 2007 under the stock option granted to Mr. Wait on November 21, 2006 under our 1998 Stock Option Plan.

(9)
In March 2009, we elected to pay a portion of the earned cash bonus in stock options rather than cash.  Each executive officer was required to take at least 25% of his bonus in options.  Furthermore, each officer could elect to take all or part of the remaining 75% of the cash bonus in options.  In lieu of $46,750 of his 2008 cash bonus included in column (g) in the table above, Mr. Taylor was granted a stock option to purchase 23,852 shares at an exercise price of $7.84 per share, which was equal to the fair market value of our common stock on the date of grant.  See pages 16 and 17 under the caption “Short-Term Incentives – Incentive Cash Bonus Program” for further details.

(10)
In March 2009, we elected to pay a portion of the earned cash bonus in stock options rather than cash.  Each executive officer was required to take at least 25% of his bonus in options.  Furthermore, each officer could elect to take all or part of the remaining 75% of the cash bonus in options.  In lieu of $22,313 of his 2008 cash bonus included in column (g) in the table above, Mr. Wait was granted a stock option to purchase 11,384 shares at an exercise price of $7.84 per share, which was equal to the fair market value of our common stock on the date of grant.  See pages 16 and 17 under the caption “Short-Term Incentives – Incentive Cash Bonus Program” for further details.

(11)
In March 2009, we elected to pay a portion of the earned cash bonus in stock options rather than cash.  Each executive officer was required to take at least 25% of his bonus in options.  Furthermore, each officer could elect to take all or part of the remaining 75% of the cash bonus in options.  In lieu of $12,325 of his 2008 cash bonus included in column (g) in the table above, Mr. Hensley was granted a stock option to purchase 6,288 shares at an exercise price of $7.84 per share, which was equal to the fair market value of our common stock on the date of grant.  See pages 16 and 17 under the caption “Short-Term Incentives – Incentive Cash Bonus Program” for further details.

(12)
This amount reflects the cash bonus awarded to Mr. Hensley under our Incentive Cash Bonus Program.  Pursuant to the employment agreement between Mr. Hensley and Screw Compression Systems, Inc., our former subsidiary, which expired according to its own terms on January 3, 2008, the amount awarded to Mr. Hensley was calculated using a base salary of $126,700 and a target award opportunity of up to 40%.

(13)
This amount reflects the cash bonus awarded to Mr. Hensley under our Incentive Cash Bonus Program.  Pursuant to the employment agreement between Mr. Hensely and Screw Compression Systems, Inc., our former subsidiary, which expired according to its own terms on January 3, 2008, the amount awarded to Mr. Hensley was calculated using a base salary of $126,700 and a target award opportunity of up to 40%.

(14)
In March 2009, we elected to pay a portion of the earned cash bonus in stock options rather than cash.  Each executive officer was required to take at least 25% of his bonus in options.  Furthermore, each officer could elect to take all or part of the remaining 75% of the cash bonus in options.  In lieu of $14,875 of his 2008 cash bonus included in column (g) in the table above, Mr. Hazlett was granted a stock option to purchase 7,589 shares at an exercise price of $7.84 per share, which was equal to the fair market value of our common stock on the date of grant.  See pages 16 and 17 under the caption “Short-Term Incentives – Incentive Cash Bonus Program” for further details.

Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
October 22, 2009

The Company has authorized us to acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any comments or questions.

Very truly yours,

JONES & KELLER, P.C.

By:	/s/ David A. Thayer
David A. Thayer